UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 21, 2020

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 21, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 21, 2020	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2020 RESULTS

Highlights

•
Reported GAAP net income of $106.8 million, or $3.17 per share, and adjusted net income(1) of $110.0 million, or $3.27 per share, in the first quarter of 2020 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $155.4 million in the first quarter of 2020.

•
Generated over $140 million of free cash flow(1) and completed approximately $60 million of vessel sales in the first quarter of 2020, reducing net debt(2) by approximately $200 million and increasing liquidity to approximately $368 million as of March 31, 2020.

•	Secured strong second quarter to-date spot tanker rates of $52,100 per day for its Suezmax fleet and $33,600 per day for its Aframax-sized fleet.

•
Entered into nine six-month to two-year time charter-out contracts for six Suezmaxes and three Aframax-sized vessels at attractive rates to a total of 13 time charter-out contracts since October 2019, securing $170 million of fixed forward revenues.

•	Closed the previously announced sale of a portion of the ship-to-ship transfer support services business.

Vancouver, Canada, May 21, 2020 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2020:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2020	December 31, 2019 (3)	March 31, 2019 (3)
GAAP FINANCIAL COMPARISON
Total revenues	341,900	311,305	238,161
Income from operations	120,126	91,608	32,097
Net income	106,839	63,072	12,447
Earnings per share (4)	3.17	1.88	0.37
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	155,370	132,733	63,428
Adjusted net income (1)	109,981	82,991	14,647
Adjusted earnings per share (1)(4)	3.27	2.47	0.44
Free cash flow (1)	141,334	102,386	44,554

(1)
These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

(3)
Comparative balances relating to the three months ended December 31, 2019 and March 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report on Form 20-F and Report on Form 6-K for the year ended December 31, 2019 and three months ended March 31, 2020, respectively.

(4) The per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

First Quarter of 2020 Compared to Fourth Quarter of 2019
GAAP net income and non-GAAP adjusted net income for the first quarter of 2020 improved compared to the fourth quarter of 2019, primarily due to higher average spot tanker rates, partially offset by the sale of four Suezmax tankers during December 2019 and the first quarter of 2020. GAAP net income in the fourth quarter of 2019 also included adjustments to freight tax accruals relating to prior periods.

First Quarter of 2020 Compared to First Quarter of 2019
GAAP net income and non-GAAP adjusted net income for the first quarter of 2020 significantly increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and fewer off-hire days, partially offset by the sale of four Suezmax tankers since December 2019.

CEO Commentary
"In the first quarter of 2020, Teekay Tankers achieved its highest quarterly adjusted profit in more than 10 years, with adjusted net income of approximately $110 million, or $3.27 per share, and I am pleased to report that our fleet has continued to secure strong spot rates in the second quarter of 2020 to-date," commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. "While COVID-19 is having an unprecedented impact on the world and is clearly a major focus for us, we are fortunate to be in a position where our financial results are stronger so far in 2020 and we have had minimal impacts on our operations due to the pandemic. We are truly proud of how our seafarers and onshore colleagues have responded to COVID-19, implementing new standards which focus on the health and well-being of everyone involved in our organization, especially our colleagues at sea, while maintaining consistently safe and efficient operations for our customers."

"We have continued to execute on our strategic priorities, taking advantage of the strong spot tanker market over the last couple of months and opportunistically securing time charter-out contracts for an additional nine vessels for periods of six months to two years. We have now secured a total of 13 time charter-out contracts since October 2019, locking in approximately $170 million of forward fixed rate revenues(1) at attractive rates and reducing our free cash flow breakeven to approximately $10,500 per day through the first quarter of 2021. Our low breakeven rate is expected to enable us to create shareholder value in almost any market which is important given the current market uncertainty for the second half of 2020.”

"In addition, we continue to focus on further increasing our financial strength. With the strong cash flows we generated from operations and the proceeds from vessel sales in the first quarter of 2020, we reduced our net debt by approximately $200 million, or over 20 percent, to $730 million as of March 31, 2020, while also significantly increasing our total liquidity to $368 million over the same period, and have subsequently continued to make meaningful progress on both fronts."

Mr. Mackay added, “Our focus on debt reduction creates shareholder value directly through increased net asset value and also increased financial flexibility, which is important in all tanker markets. With a low free cash flow breakeven, a strong liquidity position, lower balance sheet leverage, no significant debt maturities until 2024 and our mid-size fleet profile, we believe that Teekay Tankers is one of the best positioned companies in our sector to continue creating shareholder value.”

(1)	Commencing from April 1, 2020.

Summary of Recent Events
Since the beginning of the year, Teekay Tankers has entered into time charter-out contracts for five Suezmax tankers, each for a duration of one year at an average rate of $45,600 per day, one Suezmax time charter-out contract for six months at $52,500 per day, and three time charter-out contracts for Aframax-sized vessels for one to two years at an average rate of $26,750 per day.
In late-April 2020, Teekay Tankers closed the previously announced sale of a portion of its oil and gas ship-to-ship transfer support business, which also provides gas terminal management and consulting services, for approximately $27.0 million, of which approximately $14.3 million has been received with the remaining amount due in the third quarter of 2020. Teekay Tankers retained its entire Full Service Lightering business that operates in the U.S. Gulf, which provides ship-to-ship oil transfers for both U.S. crude imports and exports. In addition, the Company will continue to operate oil ship-to-ship transfer support services in North America and the Caribbean, a business that has synergies with its core Full Service Lightering business.

Tanker Market
The first quarter of 2020 started on a relatively strong note, as positive supply and demand fundamentals existing during the fourth quarter of 2019 continued into the early part of the year. However, crude tanker spot rates gradually softened through the course of January 2020 due to lower demand ahead of Chinese New Year, and weakened further during February 2020 as the COVID-19 outbreak began to impact Asian crude oil imports.
The tanker market improved quickly during March 2020 with the collapse of the OPEC+ supply agreement and subsequent price war waged by Saudi Arabia and Russia. Both countries increased production substantially during March and April 2020, resulting in higher crude oil exports and increased shipping demand. At the same time, global oil demand plummeted as lockdown restrictions were implemented in many parts of the world in order to halt the spread of the COVID-19 virus. This led to a significant mismatch between global oil supply and demand and a historic build in global oil inventories. The rapid build in inventories drove oil prices to multi-year lows and pushed the crude oil futures curve into a steep contango, which encouraged oil traders to charter ships for floating storage. The increasing number of tankers being utilized for storage led to a tightening of available fleet supply which, in combination with healthy cargo supply, resulted in increased tanker fleet utilization. As a result, mid-size tanker spot rates during the first quarter of 2020 were the highest since 2008.
Crude tanker spot rates have remained firm at the beginning of the second quarter of 2020. However, the outlook for spot rates has become more uncertain. In the near-term, global oil supply is expected to decline substantially, which should result in fewer spot cargoes. The OPEC+ group of producers have announced record supply cuts of 9.7 million barrels per day (mb/d) starting in May 2020, with Saudi Arabia subsequently pledging to cut supply by a further 1 mb/d in June 2020, while production in several non-OPEC countries is also starting to decline in response to lower oil prices. However, these supply cuts may be insufficient to offset the expected drop in oil demand in the near-term, potentially resulting in a further build in global oil inventories and more floating storage demand. The strength of the crude spot tanker market is likely to be determined by the relative balance between a decline in spot cargoes, and any rise in floating storage demand, and we anticipate that the spot tanker market will remain volatile in the near-term.
Looking further ahead, global oil demand is expected to begin recovering as lockdown restrictions start to be lifted across the globe from May 2020 onwards. However, the pace and strength of this recovery is highly uncertain. OPEC+ supply cuts are expected to remain in place throughout 2020 into 2021, although OPEC+ has indicated that the cuts may reduce over time. As global oil supply and demand adjust, we may see a period of oil inventory destocking emerge, which may dampen tanker demand in the medium-term. The redelivery of vessels from floating storage into the spot trading fleet may also negatively impact crude tanker spot rates later in 2020 and into 2021.
Against the uncertainty around tanker demand, the tanker supply fundamentals offer a clear, positive counterbalance, with a much lower tanker orderbook than in previous cycles. The tanker orderbook, when measured as a percentage of the existing fleet, is currently at a 23-year low of around 8 percent. This compares to an orderbook of around 20 percent at the peak of the last market cycle in 2015 and just under 50 percent in 2008. New vessel ordering remains low due to financing constraints and uncertainty over what type of fuel and propulsion system to choose given new technology developments and future environmental legislation, such as IMO 2030. Finally, the global tanker fleet is aging, with 370 mid-size tankers, or 19 percent of the fleet, currently 15 years of age or older, and thus likely to face scrapping in the coming years. Taking all of these factors into account, net tanker fleet growth is expected to be very low for at least the next two years.
In summary, the extraordinary upheaval in global oil markets at the start of 2020 has driven crude tanker spot rates to the highest level in more than 10 years. In the near-term, we anticipate that rates will remain volatile due to a continued mismatch between oil supply and demand and an ongoing need for floating storage. The medium-term outlook is far less certain, and a period of lower oil supply coupled with inventory destocking may weigh on tanker demand. However, very low tanker fleet growth due to a small orderbook and high scrapping may lead to a faster rebalancing than in previous market cycles.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(i) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2020(ii)	December 31, 2019(ii)	March 31, 2019(ii)
Time Charter-Out Fleet
Suezmax revenue days	453	322	90
Suezmax TCE per revenue day	$33,752	$32,370	$17,281
Aframax revenue days	—	—	75
Aframax TCE per revenue day	—	—	$24,276

Spot Fleet
Suezmax revenue days	2,071	2,390	2,415
Suezmax spot TCE per revenue day (iii)	$49,067	$39,083	$23,568
Aframax revenue days	1,723	1,929	1,752
Aframax spot TCE per revenue day (iv)	$34,438	$32,951	$24,797
LR2 revenue days	953	743	815
LR2 spot TCE per revenue day (v)	$34,494	$26,683	$20,694

Total Fleet
Suezmax revenue days	2,524	2,712	2,505
Suezmax TCE per revenue day	$46,317	$38,285	$23,342
Aframax revenue days	1,723	1,929	1,827
Aframax TCE per revenue day	$34,438	$32,951	$24,775
LR2 revenue days	953	743	815
LR2 TCE per revenue day	$34,494	$26,683	$20,694

(i)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

(ii)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.

(iii)	Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(iv)
Prior to January 1, 2020, includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages. Subsequent to January 1, 2020, includes Aframax vessels trading in the Teekay Aframax RSA, non-pool voyage charters and full service lightering voyages.

(v)
Prior to January 1, 2020, includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters. Subsequent to January 1, 2020, includes LR2 vessels trading in the Teekay Aframax RSA, non-pool voyage charters, and full service lightering voyages.

Second Quarter of 2020 Spot Tanker Rates Update
Below is Teekay Tankers’ spot tanker fleet update for the second quarter of 2020 to-date:

•	The portion of the Suezmax fleet trading on the spot market has secured TCE rates per revenue day of approximately $52,100 on average, with 69 percent of the available days fixed(1); and

•	The portion of the Aframax and LR2 fleet trading on the spot market has secured TCE rates per revenue day of approximately $33,600 on average, with 62 percent of the available days fixed(2)(3).

(1)	Combined average TCE rate includes Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(2)	Combined average TCE rate includes Teekay Aframax RSA, non-pool voyage charters and full service lightering voyages.

(3)
As of January 1, 2020, the Company's Aframax tankers and LR2 product tankers, excluding those employed under non-pool voyage charters and full service lightering voyages, are operating as a combined RSA under the Teekay Aframax RSA.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of May 18, 2020:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	10	—	10
Aframax Tankers(i)	1	—	1
LR2 Product Tanker	1	—	1
Total Fixed-Rate Fleet	12	—	12
Spot-rate:
Suezmax Tankers	16	—	16
Aframax Tankers(ii)	16	2	18
LR2 Product Tankers(iii)	8	2	10
VLCC Tanker(iv)	1	—	1
Total Spot Fleet	41	4	45
Total Tanker Fleet	53	4	57
STS Support Vessels	—	3	3
Total Teekay Tankers' Fleet	53	7	60

(i)	One additional time charter-out contract has been secured and is expected to commence in June 2020.

(ii)	Includes two Aframax tankers with charter-in contracts that are scheduled to expire in March 2021 and September 2021, respectively, one with an option to extend for one additional year.

(iii)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2021, each with an option to extend for one additional year.

(iv)	The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at March 31, 2020, the Company had total liquidity of $368.1 million (comprised of $205.3 million in cash and cash equivalents, including $2.0 million of cash in assets held for sale, and $162.8 million in undrawn capacity from its credit facilities) compared to total liquidity of $150.3 million as at December 31, 2019.

Conference Call
The Company plans to host a conference call on Thursday, May 21, 2020 at 12:00 p.m. (ET) to discuss its results for the first quarter 2020. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 239-9838 or (647) 484-0478, if outside of North America, and quoting conference ID code 4141060.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying First Quarter 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 52 double-hull tankers (including 26 Suezmax tankers, 17 Aframax tankers and nine LR2 product tankers), and also has four time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business, a portion of which the Company sold in April 2020. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Free Cash Flow, Net Revenues, and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, gains and losses on sale of vessels, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivative instruments, loss on sales of vessels, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019 (1)	2019 (1)
	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (2)	317,478	289,857	222,077
Time-charter revenues	15,567	10,680	3,410
Other revenues (3)	8,855	10,768	12,674
Total revenues	341,900	311,305	238,161

Voyage expenses (2)	(119,241)	(109,031)	(102,999)
Vessel operating expenses	(50,649)	(51,875)	(54,587)
Time-charter hire expenses	(9,879)	(12,312)	(9,448)
Depreciation and amortization	(29,632)	(31,943)	(29,865)
General and administrative expenses	(9,286)	(8,992)	(9,165)
Loss and write-down on sale of vessels	(3,087)	(5,544)	—
Income from operations	120,126	91,608	32,097

Interest expense	(15,135)	(15,679)	(16,942)
Interest income	256	147	365
Realized and unrealized (loss) gain
on derivative instruments (4)	(827)	205	(847)
Equity income (5)	1,940	1,693	753
Other income (expense)	1,143	(487)	(365)
Net income before income tax	107,503	77,487	15,061

Income tax expenses (6)	(664)	(14,415)	(2,614)
Net income	106,839	63,072	12,447

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic (7)	3.17	1.88	0.37
- Diluted (7)	3.15	1.86	0.37

Weighted-average number of total common
shares outstanding
- Basic (7)	33,669,967	33,638,082	33,584,778
- Diluted (7)	33,946,292	33,948,512	33,609,540

Number of outstanding shares of common stock at the end of the period (7)	33,721,161	33,654,576	33,623,800

(1)
Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast the results for the three months ended March 2019 to be consistent with the presentation in the 2019 20-F and this report for the three months ended March 31, 2020. This had the impact of increasing both voyage charter revenues and voyage expenses by $5.7 million for the three months ended March 31, 2019.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $18.7 million, $12.0 million and $11.4 million for the three months ended March 31, 2020, December 31, 2019 and March 31, 2019, respectively.

(3)
Other revenues include lightering support and liquefied natural gas services revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned. In April 2020, the Company sold a portion of its oil and gas ship-to-ship transfer support business, including its gas terminal management services.

(4)
Includes realized gains on interest rate swaps of $0.5 million, $0.4 million and $1.0 million for the three months ended March 31, 2020, December 31, 2019 and March 31, 2019, respectively. The Company also recognized realized gains of $1.1 million for the three months ended December 31, 2019, relating to its forward freight agreements.

(5)	Equity income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(6)	Income tax expenses for the three months ended December 31, 2019 includes adjustments to freight tax accruals of $10.9 million related to periods prior to 2019.

(7)
The number of shares and per share amounts, including comparative figures, have been adjusted to reflect the changes resulting from the one-for-eight reverse stock split which took effect on November 25, 2019.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2020	2019
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	203,325	88,824
Restricted cash	3,318	3,071
Accounts receivable	108,326	95,648
Bunker and lube oil inventory	50,430	49,790
Prepaid expenses	11,841	10,288
Due from affiliates	463	697
Current portion of derivative assets	—	577
Assets held for sale (1)	50,818	65,458
Accrued revenue	66,664	106,872
Total current assets	495,185	421,225
Restricted cash – long-term	3,437	3,437
Vessels and equipment – net	1,157,003	1,223,085
Vessels related to finance leases – net	519,210	527,081
Operating lease right-of-use assets	15,511	19,560
Investment in and advances to equity-accounted joint venture	28,051	28,112
Derivative assets	—	82
Other non-current assets	1,667	1,923
Intangible assets – net	2,401	2,545
Goodwill	2,426	2,426
Total assets	2,224,891	2,229,476

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	106,820	130,713
Short-term debt	55,000	50,000
Current portion of long-term debt	29,910	43,573
Current portion of derivative liabilities	234	86
Current obligations related to finance leases	25,775	25,357
Current portion of operating lease liabilities	14,049	16,290
Liabilities associated with assets held for sale (1)	2,535	2,980
Due to affiliates	4,677	2,139
Other current liabilities	5,923	8,567
Total current liabilities	244,923	279,705
Long-term debt	446,766	516,106
Long-term obligations related to finance leases	382,905	389,431
Long-term operating lease liabilities	1,462	3,270
Other long-term liabilities	51,114	51,044
Derivative liabilities	494	—
Equity	1,097,227	989,920
Total liabilities and equity	2,224,891	2,229,476

Net debt (2)	730,276	929,135

(1)
In January 2020, the Company reached an agreement to sell a portion of its oil and gas ship-to-ship transfer support business, which also provides gas terminal management services, for $26 million, subject to adjustment for the final amounts of cash and other working capital present on the closing date. The numbers in these financial statements have been adjusted to reflect the pending sale. The sale of a portion of the ship-to-ship support services business and gas terminal management business, including cash, cash equivalents and restricted cash of $2.4 million and $1.5 million, is classified as held for sale as at March 31, 2020 and December 31, 2019, respectively. This transaction closed on April 30, 2020. Also included in assets held for sale at March 31, 2020 is one Suezmax vessel (December 31, 2019: two Suezmax vessels).

(2)
Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	106,839	12,447
Non-cash items:
Depreciation and amortization	29,632	29,865
Loss and write-down on sale of vessels	3,087	—
Unrealized loss on derivative instruments	1,301	1,788
Equity income	(1,940)	(753)
Income tax expense	1,439	2,569
Other	744	4,473
Change in operating assets and liabilities	(1,308)	6,265
Expenditures for dry docking	(1,109)	(10,433)
Net operating cash flow	138,685	46,221

FINANCING ACTIVITIES
Proceeds from short-term debt	135,000	30,000
Proceeds from long-term debt, net of issuance costs	479,091	434
Scheduled repayments of long-term debt	(5,728)	(25,400)
Prepayments of long-term debt	(557,368)	(20,000)
Repayments of short-term debt	(130,000)	(5,000)
Scheduled repayments of obligations related to finance leases	(6,108)	(5,537)
Net financing cash flow	(85,113)	(25,503)

INVESTING ACTIVITIES
Proceeds from sale of vessels	60,915	—
Expenditures for vessels and equipment	(842)	(656)
Loan repayments from equity-accounted joint venture	2,000	—
Net investing cash flow	62,073	(656)

Increase in cash, cash equivalents and restricted cash	115,645	20,062
Cash, cash equivalents and restricted cash, beginning of the period	96,790	60,507
Cash, cash equivalents and restricted cash, end of the period	212,435	80,569

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2020		March 31, 2019
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	106,839	$3.17	12,447	$0.37

Add specific items affecting net income:
Loss and write-down on sale of vessels	3,087	$0.10	—	—
Unrealized loss on derivative instruments (2)	1,301	$0.04	1,788	$0.06
Other (3)	(1,246)	($0.04)	412	$0.01
Total adjustments	3,142	$0.10	2,200	$0.07
Adjusted net income attributable to shareholders of
Teekay Tankers	109,981	$3.27	14,647	$0.44

(1)	Basic per share amounts.

(2)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.

(3)
The amount recorded for the three months ended March 31, 2020 primarily relates to unrealized foreign exchange gains, realized gains from swap termination settlement and debt issuance costs which were written off in connection with the refinancing of the Company's debt facilities in January 2020. The amount recorded for the three months ended March 31, 2019 primarily relates to unrealized foreign exchange losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)

Net income - GAAP basis	106,839	12,447

Add:
Depreciation and amortization	29,632	29,865
Proportionate share of free cash flow from equity-accounted joint venture	2,415	1,207
Unrealized loss on derivative instruments	1,301	1,788
Loss and write-down on sale of vessels	3,087	—

Less:
Equity income (1)	(1,940)	(753)

Free cash flow	141,334	44,554

Weighted-average number of common shares outstanding for the period - basic	33,669,967	33,584,778

(1)	Equity income relates to the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Net income - GAAP basis	106,839	12,447
Depreciation and amortization	29,632	29,865
Interest expense, net of interest income	14,879	16,577
Income tax expense	664	2,614
EBITDA	152,014	61,503

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange (gain) loss	(1,135)	412
Loss and write-down on sale of vessels	3,087	—
Realized gain on interest rate swaps	(523)	(954)
Unrealized loss on derivative instruments	1,301	1,788
Equity income	(1,940)	(753)
Consolidated adjusted EBITDA	152,804	61,996
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	2,566	1,432
Total Adjusted EBITDA	155,370	63,428

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2020		March 31, 2019
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	5,836	2,918	3,210	1,605
Vessel and other operating expenses	(705)	(353)	(490)	(245)
Depreciation and amortization	(951)	(475)	(908)	(454)
Income from vessel operations of equity-accounted joint venture	4,180	2,090	1,812	906

Net interest expense	(301)	(151)	(450)	(225)
Other	1	1	145	72
Equity income of equity-accounted joint venture	3,880	1,940	1,507	753

Equity income of equity-accounted joint venture	3,880	1,940	1,507	753
Depreciation and amortization	951	475	908	454
Interest expense, net of interest income	301	151	450	225
EBITDA from equity-accounted joint venture	5,132	2,566	2,865	1,432

Adjusted EBITDA from equity-accounted joint venture	5,132	2,566	2,865	1,432

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping; estimated growth in global oil demand and supply; future tanker rates; future OPEC+ oil production or oil supply cuts; floating storage demand; the impact of the COVID-19 outbreak and related developments on the Company's business and tanker market fundamentals; the Company's forward fixed rate revenues; future free cash flow breakevens; timing for the commencement of a time charter-out contract; the Company’s continued operation of its oil ship-to-ship transfer support services in North America and the Caribbean and the synergies of that business with the Company’s core Full Service Lightering business; the Company's liquidity and market position; the Company’s strategic priorities and anticipated delevering of the Company’s balance sheet; the Company’s ability to create shareholder value; and the Company’s positioning within its industry. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ production and supply levels; oil contango levels; the duration and extent of the COVID-19 outbreak and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2020 and IMO 2030; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.